
October 21, 2020

Will Ni
Chief Operating Officer
Efund City Metro Income Fund LLC
888 7th Avenue
New York, NY 10106

>   **Re: Efund City Metro Income Fund LLC**
>   **Amendment to Draft Offering Statement on Form 1-A**
>   **Submitted September 30, 2020**
>   **CIK No. 0001809632**

Dear Mr. Ni:

    We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

    Unless we note otherwise, our references to prior comments are to comments in our August 21, 2020 letter.

Amendment to Draft Offering Statement

Operating Agreement, page 42

1.   Refer to prior comment 9. Please revise your disclosure to state clearly whether the mandatory arbitration provisions of each of your subscription agreement and operating agreement apply to claims under the Securities Act or the Securities Exchange Act. In addition, clarify whether such arbitration provisions apply to purchasers in secondary transactions. Also, revise the risk factor on page 23 to clarify, if true, that claims may be made in state or federal courts in the State of New York.

<u>Signatures, page III-2</u>

2.	Refer to prior comment 10. Please revise your signature page to include the separate signature blocks required by Form 1-A, including the signatures of a majority of the members of your governing body. In addition, ensure that you identify each capacity in which the officer is signing, such as principal accounting officer.

You may contact Wilson Lee at 202-551-3468 or Eric Mcphee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Linda Lei, Esq.